OMB APPROVAL
OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response 14.90

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Silicon Storage Technology, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

827057 10 0
(CUSIP Number)

December 31, 2001
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐                                    Rule 13d-1(b)

☐                                    Rule 13d-1(c)

☒            Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)

CUSIP No. 827057 10 0	13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Bing Yeh

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 432,735

	6	SHARED VOTING POWER 3,450,000

	7	SOLE DISPOSITIVE POWER 432,735

	8	SHARED DISPOSITIVE POWER 3,450,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,322,735**

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.4%

12	TYPE OF REPORTING PERSON* IN

CUSIP No. 827057 10 0	13G	Page 3 of 4 Pages

Item 1.

(a)                                  Name of Issuer: Silicon Storage Technology, Inc.

(b)                                 Address of Issuer’s Principal Executive Offices:

1171 Sonora Court

Sunnyvale, CA  94086

Item 2.

(a)                                  Name of Person Filing: Bing Yeh

(b)                                 Address of Principal Business Office or, if none, Residence:

1171 Sonora Court

Sunnyvale, CA  94086

(c)                                  Citizenship: United States

(d)                                 Title of Class of Securities: Common Stock

(e)                                  CUSIP Number:  827057 10 0

Item 3.                                   If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)                                  ☐    Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)                                 ☐    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)                                  ☐    Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)                                 ☐    An investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)                                  ☐    An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)                                    ☐    An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)                                 ☐    A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)                                 ☐    A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)                                     ☐    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)                                     ☐    Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4.                                   Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)                                  Amount Beneficially Owned: 11,322,735**

(b)                                 Percent of Class: 12.4%

(c)                                  Number of shares as to which such person has:

(i)                                     Sole power to vote or to direct the vote: 432,735

(ii)                                  Shared power to vote or to direct the vote: 3,450,000

(iii)                               Sole power to dispose or to direct the disposition of: 432,735

(iv)                              Shared power to dispose or to direct the disposition of: 3,450,000

Item 5.                                   Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.                                   Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.                                   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

CUSIP No. 827057 10 0	13G	Page 4 of 4 Pages

Item 8.                                   Identification and Classification of Members of the Group

Not Applicable.

Item 9.                                   Notice of Dissolution of a Group

Not Applicable.

Item 10.                            Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2002
Date

/s/ Bing Yeh
Bing Yeh

** Includes 7,440,000 shares held by the Yeh 1995 Children's Trust U/T/A dated July 31, 1995 of which Su-Wen Y. Liu and Yeon-Hong Chan are trustees. Mr. Yeh disclaims beneficial ownership of the shares held by the children's trust.